August 20, 2008

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
U.S.A.

Attention:	Ms. Peggy Fisher, Assistant Director

Dear Sirs/Mesdames:

Re:	OccuLogix, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed August 1, 2008
Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2007
Filed July 21, 2008
File No. 0-51030

For your review, OccuLogix, Inc. (the “Company”, “OccuLogix”, ‘we” or “us”) hereby transmits Amendment No. 2 to the Preliminary Proxy Statement of the Company (“Amendment No. 2”) which amends Amendment No. 1 to the Preliminary Proxy Statement of the Company filed on August 1, 2008 (“Amendment No. 1”) which, in turn, amended the Preliminary Proxy Statement of the Company filed on May 20, 2008 (File No. 000-51030) (the “Preliminary Proxy Statement”).

We would appreciate immensely every effort that can be made on your part to expedite the balance of the review process.  By reason of certain critical deadlines imposed on us by NASDAQ relating to the Company’s stock listing, we very much would like to be able to inform NASDAQ by the end of this week (i.e.  Friday, August 22, 2008) that we have completed the review process.

Capitalized terms used in this letter, but not otherwise defined, have the respective meanings attributed to those terms in Amendment No. 2.

Amendment No. 2 reflects changes made to Amendment No. 1 in response to the letter dated August 19, 2008 (the “Comment Letter”) of the Staff of the U.S. Securities and Exchange Commission (the “Staff”).  This letter responds to the Comment Letter and is keyed to the headings and the numbered comments contained in the Comment Letter.  The page number references that appear in some of the responses in this letter correspond to the enclosed marked EDGAR submission of Amendment No. 2.

OccuLogix, Inc.
International Corporate Office: 2600 Skymark Ave., Bldg. 9, Ste. 201, Mississauga, Ontario  Canada L4W 5B2
 T 905 602-0887 F  905 602-7623
U.S. Corporate Office:  612 Florida Avenue, Palm Harbor, Florida 34683   T 727 784-2353     F 727 784-0898

www.occulogix.com

In addition to correcting minor errors and omissions that were contained in Amendment No. 1, Amendment No. 2 reflects an increase to the compensation to be paid to Marchant for services rendered in connection with the Securities Purchase Agreement and the Bridge Loan.  Marchant first sought such increase in July, when the Company needed immediate additional financing for reason of the delay that it was, and is, experiencing in implementing the proposals described in the proxy statement.  The Company’s management believes that Marchant has done a creditable job securing financing in a capital-raising environment that has been difficult generally and in which the Company’s management previously had been unable to achieve success independently.  In doing so, Marchant has drawn significantly on the finite equity of its business relationships, incurred significant overhead costs which would not have been covered adequately by the originally agreed compensation and has foregone other business opportunities.  In light of the significant number of individual investors party to the Securities Purchase Agreement or involved in the Bridge Loan, and all of the consequent logistical challenges that Marchant and we have had to face in order to effect the closings of the interim financings in time to prevent the Company from running out of cash, and in view of the large volume of work that still lies ahead of Marchant (assuming that the Company’s stockholders approve the proposed transactions), the Company’s management believes that the increased compensation is fair and reasonable and, accordingly, has agreed to it.  Marchant has been working with us since late last year.  We believe that, in the absence of Marchant’s assistance, the Company would have faced bankruptcy.

Please note that Elias Vamvakas, OccuLogix’s Chairman and Chief Executive Officer, was not involved in any discussions regarding Marchant’s compensation.  The increase was negotiated, on behalf of the Company, by Suh Kim, the Company’s General Counsel, and me and subsequently approved by the Board.

General

1.	Due to the length and complexity of this proxy statement, include a table of contents section.

The Company notes the Staff’s comment, but, in the interest of time and in order to enable the Staff to commence its review of Amendment No. 2 as soon as possible, we have not included a table of contents in the enclosed marked EDGAR submission of Amendment No. 2, since doing so would have caused a day’s delay in our response to the Comment Letter.  We hereby undertake to include a table of contents in the final version of the proxy statement, and, in the event that the Staff so requests, we will file a further amendment to the Preliminary Proxy Statement to include a table of contents.

2.	Please update the financial information as required by Rule 3-12 of Regulation S-X.

The Company notes the Staff’s comment and has updated the pro forma financial information in Amendment No. 2, as required by Rule 3-12 of Regulation S-X.

OccuLogix, Inc.
International Corporate Office: 2600 Skymark Ave., Bldg. 9, Ste. 201, Mississauga, Ontario  Canada L4W 5B2
 T 905 602-0887 F  905 602-7623
U.S. Corporate Office:  612 Florida Avenue, Palm Harbor, Florida 34683   T 727 784-2353     F 727 784-0898

www.occulogix.com

Summary Term Sheet, page 1

3.
We note the disclosure throughout the proxy that both the April 22, 2008 Agreement and Plan of Merger and Reorganization and the May 19, 2008 Securities Purchase Agreement “may be amended further from time to time”.  Please inform shareholders that they will be resolicited in the event that the terms of the agreements change materially from the terms that shareholders are now being asked to approve.

The Company notes the Staff’s comment and has included the required statements on pages 1, 2 and 9 of Amendment No. 2, under the headings “Summary Term Sheet”, “Summary Term Sheet—Reasons for the Proposal” and “Information about this Proxy Material and Voting—Proposals to Be Voted on”, respectively.

4.
Please be advised that we may have further comment after you enter into agreements with the investors of the May 19, 2008 Securities Purchase Agreement.  We note the disclosure in the seventh paragraph of your Form 8-K filed July 28, 2008 that you anticipate during the next two weeks you will enter into amending agreements with each of the investors.

The Company notes the Staff’s comment.  The amending agreements that were referenced in, and a form of which was attached as an exhibit to, the Company’s Current Report on Form 8-K, filed on July 28, 2008, will become effective as soon as the counterpart signature page of one of the Investors is signed and delivered to the Company.  There remains one Investor who, by reason of having been out of the country on vacation, has not returned his signed counterpart signature page.  We have been advised that it will be received by us in the next day or two.  All of the other Investors have signed and delivered their respective signed counterpart signature pages.

Interests of Management, page 6

5.
We note your response to prior comment 5.  Please show us your calculations that demonstrate how you determined the dollar value of the severance entitlement of Mr. Vamvakas in the table on page 7.  Also, revise the disclosure to clarify how you determined the number of options that would be issued to the individuals in the table on page 7 as a result of that compromise.  In addition, please show us your calculations that demonstrate how you determined the number of options to issue to Mr. Vamvakas.

Mr. Vamvakas is entitled to severance in amount equal to the aggregate of:  (1) an amount equal to two years of his basic salary; (2) an amount equal to two years of his basic salary, multiplied by the percentage that the bonus actually paid to him on average during each of the years of his employment with the Company (which commenced in 2004) represents of the total yearly bonus which he had the potential to earn under his employment agreement; plus (3) an amount equal to 5% of one year of his basic salary, in respect of benefits.  The individual amounts of the above-enumerated items are set forth below:

OccuLogix, Inc.
International Corporate Office: 2600 Skymark Ave., Bldg. 9, Ste. 201, Mississauga, Ontario  Canada L4W 5B2
 T 905 602-0887 F  905 602-7623
U.S. Corporate Office:  612 Florida Avenue, Palm Harbor, Florida 34683   T 727 784-2353     F 727 784-0898

www.occulogix.com

(1)	$491,625.12/year x 2 years = $983,250.24
(2)	($491,625.12/year x 2 years) x 58.45% = $574,709.76
(3)	$491,625.12 x 5% = $24,581.26

SUB-TOTAL:  $1,582,541.26

Mr. Vamvakas agreed to the subtraction of $12,533.50 from the above-referenced sub-total, being the aggregate amount that the Company disbursed on his behalf, during 2008, to fund certain perquisites to which he is entitled under his employment agreement.  Accordingly, the total amount of Mr. Vamvakas’ severance entitlement is $1,570,007.76 (which amount is rounded up in the table on page 7 of Amendment No. 2), being the difference between the above-referenced sub-total of $1,582,541.26 and $12,533.50.

Mr. Vamvakas also has agreed to not take any part of his severance entitlement in cash and has agreed that the Company may issue stock options to him instead.  The stock options entitlement of each of the Company’s former executives and executives, whose severance entitlement is proposed to be compromised, will be calculated by dividing the compromised portion of his or her severance entitlement by the Black-Scholes value of the stock options being granted.  The numbers in the table on page 7 of Amendment No. 2 are shown for illustrative purposes and assume that the Black-Scholes value of the stock options will be $0.087, based on an assumed per share exercise price of $0.10, being the possible per share purchase price of the Company’s common stock under the Securities Purchase Agreement.  Assuming a Black-Scholes value of $0.087 for the stock options to be issued to Mr. Vamvakas in compromise of his severance entitlement, under this calculation methodology, he will be entitled to receive 18,046,066 stock options (being the amount equal to the quotient of $1,570,007.76 / $0.087).

The Company notes the Staff’s comment requesting clarification of the determination of the number of stock options to be issued to the individuals named in the table on page 7 and has provided revised disclosure on page 7 of Amendment No. 2, under the heading “Summary Term Sheet—Interests of Management”.  We also have added corresponding disclosure on page 15 of Amendment No. 2, under the heading “Information about this Proxy Material and Voting—Interests of Management—Proposal IX—Approval of Share Reserve Increase under the 2002 Stock Option Plan”.

Voting Intention of Major Stockholders and Management, page 19

6.
We note your response to prior comment 7.  Please expand this section to quantify the number of shares that the stockholders own and the percentage of those shares compared to the total number of shares outstanding.

The Company’s notes the Staff’s comment and has provided the requested information on page 19 of Amendment No. 2, under the heading “Information about this Proxy Material and Voting—Voting Intention of Major Stockholders and Management”.

Notes to Unaudited Pro Forma Consolidated Financial Statements, page 6

2.  Pro Forma Consolidated Balance Sheet of OccuLogix, page 6

OccuLogix, Inc.
International Corporate Office: 2600 Skymark Ave., Bldg. 9, Ste. 201, Mississauga, Ontario  Canada L4W 5B2
 T 905 602-0887 F  905 602-7623
U.S. Corporate Office:  612 Florida Avenue, Palm Harbor, Florida 34683   T 727 784-2353     F 727 784-0898

www.occulogix.com

7.
Refer to note (c) on page 8.  Please tell us and revise the footnote to explain why you will account for the excess of the purchase price over the value of the minority interest acquired as a reduction to Additional Paid in Capital.  Tell us the specific accounting literature on which you base that accounting.

The Company notes the Staff’s comment and has revised the disclosure in note (c), on page 8 of the pro forma financial statements included in Amendment No. 2, to explain why the excess of the purchase price over the value of the minority interest acquired has been accounted for as a reduction to Additional Paid-in Capital.  The Company’s basis of consolidation of its subsidiary, OcuSense, is the variable interest entity model.  When the Company, as primary beneficiary of OcuSense, initially consolidated its investment in OcuSense, the assets, liabilities and minority interest of OcuSense were “stepped up” to their full fair values.  There is no explicit guidance in FIN 46(R) “Consolidation of Variable Interest Entities an interpretation of ARB No. 51” regarding the appropriate treatment of a subsequent minority interest.  Absent explicit authoritative guidance, the Company believes that its acquisition of the OcuSense minority interest, as determined in accordance with ARB No. 51 “Consolidated Financial Statements”, should be treated as an equity transaction, because the minority interest being acquired has already been “stepped up” to its fair value.  This treatment differs from the accounting treatment outlined in FASB Statement No. 141 “Business Combinations” in which the minority interest would not be “stepped up” to its fair value on the initial consolidation.  The Company believes that the excess of the purchase price being paid for the minority interest over the carrying value should not be reflected in net income.  The Company’s views, as described above, are consistent with interpretive guidance published by its external auditors, Ernst & Young LLP.

Amendment No. 1 [sic] to Form 10-K for the Fiscal Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm, page 72

8.
We refer to prior comment 26 in our letter of June 13, 2008.  We note the change to the auditors’ first paragraph that reads, “These financial statements and schedule are the responsibility of our management.”  Please have your auditors explain to us why they consider it appropriate for them to take responsibility for your financial statements and related schedules in their reports.

The Company notes the Staff’s comment and has filed Amendment No. 3 (“10-K/A Amendment No. 3”) to its Annual Report on Form 10-K for the financial year ended December 31, 2007 in order to, among other things, correct this administrative error.  The first paragraph of the auditors’ report has been amended to state that the financial statements and schedule are the responsibility of the Company’s management.

Notes to Consolidated Financial Statements, page 78

Note 2.  Restatement of Consolidated Financial Statements, page 80

OccuLogix, Inc.
International Corporate Office: 2600 Skymark Ave., Bldg. 9, Ste. 201, Mississauga, Ontario  Canada L4W 5B2
 T 905 602-0887 F  905 602-7623
U.S. Corporate Office:  612 Florida Avenue, Palm Harbor, Florida 34683   T 727 784-2353     F 727 784-0898

www.occulogix.com

9.
We note your disclosures herein of the reasons for the restatements to your financial statements as well as the pre and post restatement amounts for the impacted financial statement line items.  Please tell us where you have disclosed the per share impact of the restatements on your net loss as required by paragraph 26(a) of SFAS 154.

The Company notes the Staff’s comment and has revised its disclosure in Note 2 (Restatement of Consolidated Financial Statements) to the Company’s restated audited consolidated financial statements for the financial year ended December 31, 2007, included in 10-K/A Amendment No. 3, in order to reflect the per share impact of the restatements on our net loss.

Note 15.  Minority Interest, page 106

10.
Please reconcile and explain differences in the amounts labeled as “Minority share of loss from operations in the period” of ($1,931,042) and ($133,856) for 2007 and 2006, respectively, in this note to the minority interest line item amounts in your Consolidated Statements of Operations at page 74.

The Company notes the Staff’s comment and has revised its disclosure in Note 15 (Minority Interest) to the Company’s restated audited consolidated financial statements for the financial year ended December 31, 2007, included in 10-K/A Amendment No. 3, in order to render it consistent with the amounts reported in the Consolidated Statements of Operations forming a part of such financial statements.  By way of additional explanation, the Company hereby informs the Staff that the line item “Fair Value of stock-based compensation” reflects compensation expense associated with stock options issued by OcuSense.

In addition to, and in connection with, the foregoing, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the filing; and

•
the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the U.S. Securities and Exchange Commission or any person under the federal securities laws of the United States.

OccuLogix, Inc.
International Corporate Office: 2600 Skymark Ave., Bldg. 9, Ste. 201, Mississauga, Ontario  Canada L4W 5B2
 T 905 602-0887 F  905 602-7623
U.S. Corporate Office:  612 Florida Avenue, Palm Harbor, Florida 34683   T 727 784-2353     F 727 784-0898

www.occulogix.com

Yours very truly,

/s/ William G. Dumencu

William G. Dumencu
Chief Financial Officer and Treasurer

cc:	Mr. Elias Vamvakas (Chairman and Chief Executive Officer, OccuLogix, Inc.)
Ms. Suh Kim (General Counsel, OccuLogix, Inc.)

OccuLogix, Inc.
International Corporate Office: 2600 Skymark Ave., Bldg. 9, Ste. 201, Mississauga, Ontario  Canada L4W 5B2
 T 905 602-0887 F  905 602-7623
U.S. Corporate Office:  612 Florida Avenue, Palm Harbor, Florida 34683   T 727 784-2353     F 727 784-0898

www.occulogix.com